TOWER
SEMICONDUCTOR LTD.
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                      P.O. BOX 619, MIGDAL HAEMEK, 21305 ISRAEL (972-6) 650-6611
                                                            FAX (972-6) 654-7788

                                  March 13,2006

VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549-1627
Attention:  Peggy A. Fisher

     Re:  Tower Semiconductor Ltd.
          Registration Form on F-3
          File No.: 333-131315

Dear Ms. Fisher:

     Tower Semiconductor Ltd. hereby requests acceleration of the effective time of the above-referenced registration statement to Wednesday, March 15, 2006 at 11:00 a.m. or as soon thereafter as is possible.

     On behalf of the company I hereby acknowledge that:

     (1) should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

     (2) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

     (3) the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                Respectfully submitted,

                                                TOWER SEMICONDUCTOR LTD.


                                                By: /S/ Oren Shirazi
                                                --------------------
                                                Oren Shirazi
                                                Chief Financial Officer